Exhibit 11(a)

LAMAR ADVERTISING COMPANY

AND SUBSIDIARIES

Earnings Per Share Computation Information

Years ended December 31, 2015, 2014 and 2013

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Net income applicable to common stock	$262,205,000	$253,153,000	$39,774,000
Weighted average common shares outstanding	96,321,578	95,218,083	94,387,230
Shares issuable upon exercise of stock options	53,552	66,043	358,285
Incremental shares of convertible debt	—	—	—
Weighted average common shares and common equivalents outstanding	96,375,130	95,284,126	94,745,515
Net income per common share basic and diluted	$2.72	$2.66	$0.42

The above earnings per share (EPS) calculations are submitted in accordance with Statement of Financial Accounting Standards No. 128. An EPS calculation in accordance with Regulation S-K item 601 (b) (11) is not shown above for the years ended December 31, 2015, 2014 and 2013 because it produces an antidilutive result. The following information is disclosed for purposes of calculating antidilutive EPS for that period.

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Net income applicable to common stock	$262,205,000	$253,153,000	$39,774,000
Income impact of assumed conversions	—	—	—
Income available to common shareholders plus assumed conversion	$262,205,000	$253,153,000	$39,774,000
Weighted average common shares outstanding	96,321,578	95,218,083	94,387,230
Shares issuable upon exercise of stock options	53,552	66,043	358,285
Incremental shares from convertible debt	—	—	—
Weighted average common shares plus dilutive potential common shares	96,375,130	95,284,126	94,745,515
Net income per common share	$2.72	$2.66	$0.42